UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

BioSpecifics Technologies Corp.

(Name of Subject Company)

BioSpecifics Technologies Corp.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

090931106

(CUSIP Number of Class of Securities)

2 Righter Parkway

Delaware Corporate Center II

Wilmington, DE 19803

(302) 842-8450

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Carl A. Valenstein

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02210

(617) 341-7501

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by BioSpecifics Technologies Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 2, 2020, relating to the tender offer by Beta Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Endo International plc, a public limited company incorporated under the laws of Ireland (“Endo”), to purchase all of the Company’s outstanding shares of common stock, par value $0.001 per share (the “Shares” and each, a “Share”). Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitute the “Offer”), to purchase all outstanding Shares at a price per Share of $88.50, net to the holder in cash, without interest, and subject to any applicable withholding taxes. Purchaser filed a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) with the SEC on November 2, 2020. The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 19, 2020, by and among the Company, Endo and Purchaser, pursuant to which, as soon as practicable following the completion of the Offer and the satisfaction or waiver of certain conditions (but in any event no later than two business days thereafter), Purchaser will merge with and into the Company in accordance with Section 251(h) of the Delaware General Corporation Law, and the Company will be the surviving corporation and become a wholly owned subsidiary of Endo, without a vote of the Company’s stockholders (such merger, the “Merger”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

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Item 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the second paragraph under the heading entitled “Antitrust Compliance” on page 37 to read as follows:

The purchase of Shares in the Offer is subject to the provisions of the HSR Act and therefore cannot be completed until the Company and Endo each file an HSR Notification with the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. The Company and Endo made the necessary filings with the FTC and the Antitrust Division on November 2, 2020. The waiting period under the HSR Act for the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period (or if the date of expiration is not a business day, the next business day after such date), which will expire at 11:59 p.m., New York time, on November 17, 2020, unless the waiting period is terminated earlier or extended by a Request for Additional Information and Documentary Material (a “Second Request”). If the FTC or Antitrust Division issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a 10-day waiting period, which would begin to run only after the acquiring party has certified substantial compliance with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger (which Purchaser expects to be the case if the Offer is consummated, given the Minimum Condition) and if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the fourth paragraph under the heading entitled “Antitrust Compliance” on page 37 to read as follows:

Endo and the Company also conduct business outside of the United States. Based on a review of the information currently available relating to the countries and businesses in which Endo and the Company are engaged, Endo and Purchaser believe that no antitrust premerger notification filing is required outside the United States. Further, Endo has determined that neither the requirements of the Competition Act 2002, as amended, of Ireland (the “Competition Act”) nor any other antitrust law of any governmental authority of competent and applicable jurisdiction in Ireland apply to Purchaser’s acquisition of Shares in the Offer and the Merger. As a result, no approval of the Offer or the Merger is required under the Competition Act or any other antitrust law of any governmental authority of competent and applicable jurisdiction in Ireland and no waiting period is applicable to the Offer or the Merger under the Competition Act or any other antitrust law of any governmental authority of competent and applicable jurisdiction in Ireland. See Section 15—“Conditions to the Offer” of the Schedule TO.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the paragraph entitled “Legal Proceedings” on page 37 to read as follows:

Legal Proceedings

On November 2, 2020, a purported stockholder of the Company filed a complaint in the United States District Court for the District of Delaware against the Company and its directors, captioned Shiva Stein v. BioSpecifics Technologies Corp., et al., Case No. 1:20-cv-01491-UNA. The complaint names as defendants the Company and each member of the Company Board. The complaint alleges that the Schedule 14D-9 (as filed with the SEC by the Company on November 2, 2020) is materially incomplete and contains misleading representations and information in violation of Sections 14(e), 14(d) and 20(a) of the Exchange Act. The complaint seeks, among other things, (a) injunctive relief preventing the defendants from proceeding with, consummating or closing the transactions contemplated by the Merger Agreement, unless and until the defendants disclose certain material information to the Company’s stockholders; (b) rescission, to the extent already implemented, of the Merger Agreement or any of the terms thereof, or rescissory damages; (c) damages resulting from the defendants’ alleged wrongdoing; and (d) an award of costs and disbursements of the complaint, including reasonable attorneys’ fees and expert fees and expenses.

Additional complaints may be filed against the Company, the Company Board, Endo and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional complaints.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSPECIFICS TECHNOLOGIES CORP.

Dated: November 6, 2020	By:	/s/ Joseph Truitt
	Name:	Joseph Truitt
	Title:	Chief Executive Officer